Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K. Our financial statements are prepared in in accordance with generally accepted accounting principles of the United States of America, or U.S. GAAP.

This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in the Company’s annual report in Form 20-F.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Nano Dimension” refer to Nano Dimension Ltd. and its subsidiaries, Global Inkjet Systems Ltd., or GIS, a United Kingdom corporation, Nano Dimension Technologies Ltd., or Nano Tech, an Israeli corporation, Essemtec AG, or Essemtec and Nano Dimension Swiss GmbH, or Nano Swiss, Swiss corporations,,, Nano Dimension USA Inc., or Nano USA, a Delaware corporation, Essemtec USA, LLC, a Delaware limited liability company, Nano Dimension GmbH, or Nano Germany and Essemtec Deutschland GmbH, German corporations, Nano Dimension Australia Pty Ltd., or Nano Australia, an Australian corporation, Nano Dimension (HK) Limited, a Hong Kong corporation, Essemtec France SAS, a French corporation, Nano Dimension NY Ltd., a New York corporation, Nano Dimension Trading (Shenzhen) Ltd., a Chinese corporation,, Desktop Metal Inc, or Desktop, a Delaware corporation (which is in bankruptcy proceedings), the subsidiaries of Desktop as listed in Exhibit 21.1 to the 10-K report filed by Desktop on March 15, 2024, Markforged Holding Corporation, or Markforged, a Delaware corporation, and the subsidiaries of Markforged as listed in Exhibit 21.1 to the 10-K report filed by Markforged on March 28, 2025.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekel. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 5.00 per share.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in the financial statements and the notes thereto included elsewhere in this 6-K. may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the integration of the operations of Markforged into our business;
●	the outcome of the independent process now being conducted by Desktop Metal to evaluate all available strategic alternatives to address its liabilities and liquidity needs;
●	the transformation of our business resulting from the change in our management;
●	changes in our strategy;
●	the impact of competition and new technologies;
●	shareholder activism;
●	the overall global economic environment;

●	projected capital expenditures and liquidity;
●	litigation; and
●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, of our annual report on Form 20-F.

Readers are urged to carefully review and consider the various disclosures made throughout this 6-K which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this 6-K are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

We innovate and provide industrial manufacturing solutions for design-to-manufacturing of electronics and mechanical parts. These solutions are based on a combination of hardware, software, and materials science technologies. The solutions include industrial machinery, such as those for additive manufacturing, surface-mount technology, industrial inkjet printing, along with software for design, simulation, and manufacturing management, as well as materials or consumables that are used by the machinery. These solutions are used by industrial customers in aerospace & defense, automotive, electronics, medical, research and academia, along with government organizations.

We do this through innovating and providing industrial manufacturing solutions that are built around multi-disciplinary technology - combining hardware, software, and materials science.

As part of the re-assessment program initiated by our new management in January 2025, our business and operations are currently being refocused based on the following principles, which we believe will enable us to differentiate our business from our competitors:

●	Prioritizing manufacturing of industrial parts, rather than fabricating R&D concept,
●	Building technology that scales with the needs of manufacturing, and
●	Preserving capital for strategic moves and avoid short-term survival mindset.

As a result, we are focusing on products and services where there is innovative technology with a growth outlook that can deliver sustainable improvements in our financial results and to discontinue certain product groups that have failed to generate adequate returns on investment and that do not align with our long-term objectives.

Including Markforged, the Company has the following product groups:

●	Aidro – Advanced hydraulic systems
●	Adaptive3D – Resins
●	DentalLabs –Dental parts services
●	DragonFly - Additively manufactured electronics (AME)
●	EnvisionTech – Additive manufacturing digital light processing (DLP)-based systems for industrial and health applications
●	Essemtec – Surface-mount technology
●	ExOne – Binder jetting for metal and sandcasting
●	Global Inkjet Systems (GIS) – Digital printing sub-components hardware and software
●	Markforged – Desktop and industrial fused filament fabrication (FFF) solutions
●	PX100 – Binder jetting for metal

These solutions are sold to industrial leaders and organizations, including: aerospace, defense, automotive, electronics, medical, research and academia, as well as government organizations

Our management has already resolved to discontinue the operations of certain of our product groups, as follows:

●	Admatec - Additive manufacturing DLP-based systems for ceramic and metal applications
●	DeepCube - Industrial AI
●	Fabrica - Additive manufacturing DLP-based systems for micro applications
●	Formatec - Manufacturing services for metal and ceramic applications
●	J.A.M.E.S. – AME online community platform

Adamtec, Formatec, and Formatec Holdings were declared bankrupt in April 2025. Additionally, in April 2025, the Advisory Board of J.A.M.E.S resolved to discontinue its operations.

We believe that additive manufacturing (AM), which is known to some as 3D printing, of electronics and precision applications are key to future growth in the manufacturing industry.

We have offices spanning across the United States, Germany, Israel, Japan, UK, Sweden, and Switzerland. These offices serve to broaden our customer engagement across regions and serve as focal points for advancing our strategic objectives. To date, some of our offices are those of a single product group, while others include teams representing more than one product group. Integrating these teams and offices is important to our ability to realize synergies in sales and marketing.

To date, we have generated revenues from the sale of our products and related services. In the fourth quarter of 2017 we began commercializing our products and our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to continue to commercialize, our products, including consumables. As of December 31, 2024, we had an accumulated deficit of $677,665,00. Our financing activities are described below under “Liquidity and Capital Resources.”

A. Operating Results

Operating Expenses

Our current operating expenses consist of three main components – research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist of payroll and related expenses, share-based payments expenses, rental fees and maintenance, subcontractors expenses, materials for R&D use, depreciation, and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2023	2024
Payroll	33,462	23,276
Share-based payment expenses	10,297	6,079
Subcontractors	6,717	2,211
Materials for R&D use	6,584	1,853
Rental fees and maintenance	3,782	2,671
Depreciation	1,427	1,355
Other expenses	2,877	2,113
Total	65,146	39,558

Sales and Marketing Expenses

Sales and marketing expenses consist of payroll and related expenses, marketing and advertising services, travel expenses, share-based payments expenses, rental fees and maintenance, depreciation, as well as other related sales and marketing expenses.

The following table discloses the breakdown of sales and marketing expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2023	2024
Payroll	19,075	15,584
Share-based payment expenses	4,891	1,649
Marketing and advertising	4,685	5,096
Depreciation	16	518
Travel abroad	2,555	1,808
Rental fees and maintenance	1,822	1,642
Other expenses	1,214	1,360
Total	34,258	27,657

General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses, professional services, share-based payments expenses, rental fees and maintenance, travel expenses,office expenses, depreciation, as well as other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2023	2024
Payroll	14,032	13,542
Share-based payment expenses	6,111	7,055
Professional services	29,122	11,109
Office expenses	1,613	1,293
Depreciation	413	395
Travel abroad	674	1,368
Rental fees and maintenance	1,084	1,721
Other expenses	2,924	3,052
Total	55,973	39,535

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

Results of Operations

	Year ended December 31,
(in thousands of U.S dollars)	2023	2024
Consolidated Statements of Operations Data
Revenues	56,314	57,775
Cost of revenues	30,159	31,231
Cost of revenues - write-down of inventories and amortization of technology	97	1,655
Gross profit	26,058	24,889
Research and development expenses	65,146	39,558
Sales and marketing expenses	34,258	27,657
General and administrative expenses	55,973	39,535
Other expenses (income), net	(1,627)	5,966
Impairment loss	—	1,283
Operating loss	(127,692)	(89,110)
Finance income	47,584	42,573
Finance expenses	(367)	(668)
Gain (loss) on investment in marketable equity securities	23,462	(52,256)
Loss before taxes	(57,013)	(99,461)
Taxes expenses	(62)	(397)
Loss for the year	(57,075)	(99,858)
Loss attributable to non-controlling interests	(1,110)	(1,029)
Loss attributable to owners	(55,965)	(98,829)

Revenues

Our revenues for the year ended December 31, 2024 amounted to $57,775,000, representing an increase of $1,461,000 or 3%, compared to $56,314,000 for the year ended December 31, 2023. The increase is attributed mostly to increased and more effective sales efforts.

Total Cost of Revenues

Our total cost of revenues for the year ended December 31, 2024 amounted to $32,886,000, representing an increase of $2,630,000 or 9%, compared to $30,256,000, for the year ended December 31, 2023. Total cost of revenues consists mainly of raw materials, materials and consumables in the amount of $20,315,000, payroll and related expenses in the amount of $9,118,000, other related costs (mainly depreciation and rental maintenance expenses) in the amount of $1,798,000 and write-down of inventories and amortization of technology in the amount of $1,655,000. The increase resulted primarily from the above-mentioned increase in revenues and an increase in the cost of revenues related to write-down of inventories following the discontinuation of Fabrica product lines.

Gross Profit

Our gross profit for the year ended December 31, 2024 amounted to $24,889,000, compared to a gross profit of $26,058,000 for the year ended December 31, 2023. The decrease resulted primarily from the increase in the write-down of inventories related to discontinued Fabrica product lines.

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2024 amounted to $39,558,000, representing a decrease of $25,588,000, or 39%, compared to $65,146,000 for the year ended December 31, 2023. The decrease is mainly attributed to a decrease of $10,186,000 in payroll and related expenses, a decrease of $9,237,000 in materials for R&D use and subcontractors expenses, as well as a decrease of $4,218,000 in share-based payments expenses.

Sales and marketing Expenses

Our sales and marketing expenses for the year ended December 31, 2024 amounted to $27,657,000, a decrease of $6,601,000 or 19%, compared to $34,258,000 for the year ended December 31, 2023. The decrease is mainly attributed to a decrease of $3,491,000 in payroll and related expenses and a decrease of $3,242,000 in share-based payments expenses.

General and Administrative Expenses

Our general and administrative expenses amounted to $39,535,000 for the year ended December 31, 2024, a decrease of $16,438,000 or 29%, compared to $55,973,000 for the year ended December 31, 2023. The decrease is mainly attributed to a decrease of $18,013,000 in professional services, mainly from proxy contest and legal related expenses.

Other Expenses, Net

Our other expenses, net for the year ended December 31, 2024 amounted to $5,966,000 compared to other income, net of $1,627,000 for the year ended December 31, 2023. In 2024 the amount is mainly attributed to Desktop Metal and Markforged transaction related expenses. In 2023 the amount represents compensation from government authorities for damaged inventory, partially offset by reorganization costs incurred during the year.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2024 was $89,110,000 as compared to an operating loss of $127,692,000 for the year ended December 31, 2023, a decrease of $38,582,000 or 30%, mainly as a result of the reorganization plan executed by the Company in the fourth quarter of 2023 and other cost reduction efforts taken in 2024.

Finance Expenses and Income

Finance expenses and income mainly consist of bank interest, exchange rate differencesand bank fees.

We recognized net financial income of $41,905,000 for the year ended December 31, 2024, compared to net financial income of $47,217,000 for the year ended December 31, 2023, a decrease of $5,312,000 or 11%. The decrease is primarily attributed to a decrease of $3,331,000 in bank interest. In addition, in the year ended December 31, 2024, we had $485,000 foreign currency losses, compared to $1,722,000 foreign currency gains for the year ended December 31, 2023.

Total Loss

As a result of the foregoing, our total loss for the year ended December 31, 2024 was $99,858,000, compared to $57,075,000 for the year ended December 31, 2023, an increase of $42,783,000, or 75%. The increase is mainly attributed to the revaluation of our investment in Stratasys’ shares.

B. Liquidity and Capital Resources

Overview

Since our inception through December 31, 2024, we have funded our operations principally with $1,550,642,000 from issuance of Ordinary Shares, warrants and convertible notes. As of December 31, 2024, and following (i) the execution of a $166 million Repurchase Plans during 2023-2024; and (ii) the acquisition of the Stratasys shares, we held $317,169,000 in cash and cash equivalents along with an additional $440,790,000 in short-term unrestricted bank deposits.

The table below presents our cash flows:

	December 31,
(in thousands of U.S. dollars)	2023	2024
Operating activities	(68,661)	(18,908)
Investing activities	(198,874)	97,246
Financing activities	(109,548)	(69,743)
Net increase (decrease) in cash	(377,083)	8,595

Operating Activities

Net cash used in operating activities of $18,908,000 during the year ended December 31, 2024 was primarily used for payment of payroll and related expenses, payments for materials and inventory, professional services, rental fees and maintenance, travel and other miscellaneous expenses, offset by interest received from banks.

Net cash used in operating activities of $68,661,000 during the year ended December 31, 2023 was primarily used for payment of payroll and related expenses, payments for materials and inventory, rent, travel, professional services and other miscellaneous expenses, offset by interest received from banks.

Investing Activities

Net cash from investing activities of $97,246,000 during the year ended December 31, 2024 was primarily from change in our cash in bank deposits.

Net cash used in investing activities of $198,874,000 during the year ended December 31, 2023 was used for investments of our cash in bank deposits and fixed assets.

Financing Activities

Net cash used in financing activities of $69,743,000 in the year ended December 31, 2024 was mainly due to repurchase of our ADSs.

Net cash used in financing activities of $109,548,000 in the year ended December 31, 2023 mainly due to repurchase of our ADSs.

Share Repurchase

In February 2023, we announced that we would put into action our previously announced share repurchase plan, or the $100 million Repurchase Plan, allowing us to invest up to $100 million to repurchase our ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The $100 million Repurchase Plan was approved by the Israeli court in in August 2022 for a period of up to 12 months and was later extended by an additional two months. The $100 million Repurchase Plan expired on October 12, 2023, with $4,160,138 remaining, and thereafter no longer eligible for repurchases under such plan. All repurchases made in 2023 were made pursuant to the $100 million Repurchase Plan.

In August 2023, our board of directors authorized a repurchase plan, or the $200 million Repurchase Plan, allowing us to invest up to $200 million to repurchase ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The Israeli court approved the $200 million Repurchase Plan on October 17, 2023 for a twelve-month period. The $200 million Repurchase Plan expired on October 16, 2024, with $130,504,940 remaining, and thereafter no longer eligible for repurchases under such plan. All repurchases made in 2024 were made pursuant to the $200 million Repurchase Plan.

In January 2025, our board of directors authorized a repurchase plan, or the $150 million Repurchase Plan, allowing us to invest up to $150 million to repurchase ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. As of the date hereof, Repurchase Plan has yet to go into effect.

See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” on our Form 20-F for the year ended December 31, 2024 for additional information.

Current Outlook

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception, and we have financed our operations primarily through proceeds from issuance of our Ordinary Shares, warrants and convertible notes. Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures and general corporate purposes. Markforged, one of the companies that we recently acquired, and the results of which will be consolidated into our financials statements for 2025, also has a history of losses. Desktop Metal, a company we acquired in 2025 will also have its results for the period beginning with our acquisition of the company until Desktop Metal’s bankruptcy filing consolidated into our financial statements for 2025. Desktop metal also has a history of losses.

We believe we will continue to incur operating losses and negative cash flow in the near-term as we continue to invest in our business, in particular across our research and development efforts and sales and marketing programs. Nevertheless, we believe that our current resources will be sufficient to meet our business needs for at least the next 12 months.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the success of our new strategy for growth;
●	our desire and ability to integrate the operations of Desktop and Markforged in our business, including any divestures of assets required;
●	potential obligations arising in connection with the acquisitions of Desktop and Markforged
●	the progress and costs of our research and development activities;
●	the progress of commercial sales of our products;
●	the costs of manufacturing our products;
●	the costs of filing, prosecuting, enforcing and defending patent claims, intellectual property rights and other legal claims;
●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;
●	the magnitude of our general and administrative expenses. and
●	the current bankruptcy proceedings and resolution of other legal matters related to Desktop Metal.

Reconciliation of IFRS to U.S. GAAP

Our audited consolidated financial statements included in this Form 6-K are our first consolidated financial statements prepared in accordance with U.S. GAAP. The financial statements were presented in US GAAP from date of inception.

For all periods up to and including the fiscal year ending on December 31, 2024, the Company prepared its financial statements in accordance with United States generally accepted accounting principles. An explanation of the principal adjustments made in representing its IFRS financial statements, in order to comply with U.S. GAAP, is provided below.

The following tables present a reconciliation of the consolidated balance sheet as of December 31, 2024 and 2023 of IFRS compared to U.S. GAAP:

		December 31,2024
		IFRS	GAAP Adjustments	U.S GAAP
	Note	USD
Assets
Cash and cash equivalents		317,169	—	317,169
Bank deposits		440,790	—	440,790
Restricted deposits		537	—	537
Trade receivables		9,141	—	9,141
Other receivables		4,790	—	4,790
Inventory		16,899	—	16,899
Total current assets		789,326	—	789,326

Restricted deposits		768	—	768
Marketable equity securities		86,190	—	86,190
Property plant and equipment, net		14,143	—	14,143
Right-of-use assets	1	9,307	651	9,958
Intangible assets, net		2,155	—	2,155
Total non-current assets		112,563	651	113,214
Total assets		$901,889	651	902,540

	Note
Liabilities
Trade payables		4,249	—	4,249
Other payables	3	22,461	(167)	22,294
Current portion of lease liability	1	3,968	(547)	3,421
Current portion of bank loan		138	—	138
Total current liabilities		30,816	(714)	30,102

Liability in respect of government grants	3	843	(843)	—
Employee benefits		4,700	—	4,700
Lease liability	1	6,547	160	6,707
Deferred tax liabilities		—	—	—
Bank loan		276	—	276
Total non-current liabilities		12,366	(683)	11,683
Total liabilities		43,182	(1,397)	41,785

Equity
Non-controlling interests		715	—	715
Share capital		409,145	—	409,145
Additional paid-in capital	2,4	1,304,617	(7,269)	1,297,348
Treasury shares		(167,651)	—	(167,651)
Foreign currency translation reserve		1,044	—	1,044
Remeasurement of pension and postretirement benefit plans		(2,062)	(119)	(2,181)
Accumulated loss		(687,101)	9,436	(677,665)
Equity attributable to owners of the Company		857,992	2,048	860,040
Total equity		858,707	2,048	860,755
Total liabilities and equity		901,889	651	902,540

		December 31,2023
		IFRS	GAAP Adjustments	U.S GAAP
	Note	USD
Assets
Cash and cash equivalents		309,571	—	309,571
Bank deposits		541,967	—	541,967
Restricted deposits		60	—	60
Trade receivables		12,710	—	12,710
Other receivables		11,290	—	11,290
Inventory		18,390	—	18,390
Total current assets		893,988	—	893,988

Restricted deposits		881	—	881
Marketable equity securities		138,446	—	138,446
Property plant and equipment, net		16,716	—	16,716
Right-of-use assets	1	12,072	287	12,359
Intangible assets, net		2,235	—	2,235
Total non-current assets		170,350	287	170,637
Total assets		$1,064,338	287	1,064,625

	Note
Liabilities
Trade payables		4,696	—	4,696
Other payables	3,4	25,265	(318)	24,947
Current portion of lease liability	1	4,473	(1,131)	3,342
Current portion of bank loan		38	—	38
Total current liabilities		34,472	(1,449)	33,023

Liability in respect of government grants	23	1,895	(1,895)	—
Employee benefits		2,773	—	2,773
Lease liability	1	8,742	486	9,228
Deferred tax liabilities		75	—	75
Bank loan		595	—	595
Total non-current liabilities		14,080	(1,409)	12,671
Total liabilities		48,552	(2,858)	45,694

Equity
Non-controlling interests		1,011	—	1,011
Share capital		400,700	—	400,700
Additional paid-in capital	2,4	1,299,542	(9,107)	1,290,435
Treasury shares		(97,896)	—	(97,896)
Foreign currency translation reserve		2,929	—	2,929
Remeasurement of pension and postretirement benefit plans		707	(119)	588
Accumulated loss		(591,207)	12,371	(578,836)
Equity attributable to owners of the Company		1,014,775	3,145	1,017,920
Total equity		1,015,786	3,145	1,018,931
Total liabilities and equity		1,064,338	287	1,064,625

The following tables present a reconciliation of the consolidated statement of profit or loss for the years ended of December 31, 2024, 2023 and 2022 of IFRS compared to U.S. GAAP:

	Year Ended December 31,2024
	USD
	Note	IFRS	GAAP Adjustments			U.S. GAAP
			Leases	Share- Based Compensation	Other
Revenues		57,775	—	—	—	57,775
Cost of revenues	1,2	31,125	33	73	—	31,231
Cost of revenues - write-down of inventories and amortization of assets recognized in business combination and technology		1,655	—	—	—	1,655
Total cost of revenues		32,780	33	73	—	32,886
Gross profit		24,995	(33)	(73)	—	24,889
Operating expenses
Research and development expenses	1,2,3	37,157	269	1,952	180	39,558
Sales and marketing expenses	1,2	26,951	199	507	—	27,657
General and administrative expenses	1,2	40,059	170	(694)	—	39,535
Other expenses (income), net		5,966	—	—	—	5,966
Impairment losses		1,283	—	—	—	1,283
Total Operating expenses		111,416	638	1,765	180	113,999
Operating loss		(86,421)	(671)	(1,838)	(180)	(89,110)
Finance income	3	43,540	—	—	(967)	42,573
Finance expenses	1,4	(1,389)	777	—	(56)	(668)
Gain (loss) on investment in marketable equity securities		(52,256)	—	—	—	(52,256)
Loss before taxes on income		(96,526)	106	(1,838)	(1,203)	(99,461)
Taxes expenses		(397)	—	—	—	(397)
Net loss		(96,923)	106	(1,838)	(1,203)	(99,858)
Loss attributable to non-controlling interests		(1,029)	—	—	—	(1,029)
Loss attributable to owners of the Company		(95,894)	106	(1,838)	(1,203)	(98,829)
Net Loss per share
Basic and diluted loss per share		(0.44)	-0.01			(0.45)
Weighted average shares outstanding, basic and diluted		218,311	—	—	—	218,311
Net loss		(96,923)	106	(1,838)	(1,203)	(99,858)
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations		(1,944)	—	—	—	(1,944)
Remeasurement of pension and postretirement benefit plan, net of tax		(2,769)	—	—	—	(2,769)
Total other comprehensive income (loss) for the year		(4,713)	—	—	—	(4,713)
Total comprehensive loss for the year		(101,636)	106	(1,838)	(1,203)	(104,571)
Comprehensive loss attributable to non-controlling interests		(1,088)	—	—	—	(1,088)
Comprehensive loss attributable to owners of the Company		(100,548)	106	(1,838)	(1,203)	(103,483)

	Year Ended December 31,2023
	USD
	Note	IFRS	GAAP Adjustments			U.S. GAAP
			Leases	Share- Based Compensation	Other
Revenues		56,314	—	—	—	56,314
Cost of revenues	1,2	30,759	30	(630)	—	30,159
Cost of revenues - write-down of inventories and amortization of assets recognized in business combination and technology		97	—	—	—	97
Total cost of revenues		30,856	30	(630)	—	30,256
Gross profit		25,458	(30)	630	—	26,058
Operating expenses
Research and development expenses	1,2,3	62,004	269	2,575	298	65,146
Sales and marketing expenses	1,2	31,707	150	2,401	—	34,258
General and administrative expenses	1,2	58,254	57	(2,338)	—	55,973
Other expenses (income), net		(1,627)	—	—	—	(1,627)
Impairment losses		—	—	—	—	—
Total Operating expenses		150,338	476	2,638	298	153,750
Operating loss		(124,880)	(506)	(2,008)	(298)	(127,692)
Finance income	4	47,472	—	—	112	47,584
Finance expenses	1,3	(1,652)	816	—	469	(367)
Gain (loss) on investment in marketable equity securities		23,462	—	—	—	23,462
Loss before taxes on income		(55,598)	3181	(2,008)	283	(57,013)
Taxes expenses		(62)	—	—	—	(62)
Net loss		(55,660)	311	(2,008)	283	(57,075)
Loss attributable to non-controlling interests		(1,110)	—	—	—	(1,110)
Loss attributable to owners of the Company		(54,550)	310	(2,008)	283	(55,965)
Net Loss per share
Basic and diluted loss per share		(0.22)	(0.01)			(0.23)
Weighted average shares outstanding, basic and diluted		248,019			—	248,019
Net loss		(55,660)	310	(2,008)	283	(57,075)
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations		2,368	—	—	—	2,368
Remeasurement of pension and postretirement benefit plan, net of tax		(1,801)	—	—	(119)	(1,920)
Total other comprehensive income (loss) for the year		567	—	—	(119)	448
Total comprehensive loss for the year		(55,093)	310	(2,008)	164	(56,627)
Comprehensive loss attributable to non-controlling interests		(1,088)	—	—	—	(1,088)
Comprehensive loss attributable to owners of the Company		(54,005)	310	(2,008)	164	(55,539)

		Year Ended December 31,2022
		USD
	Note	IFRS	GAAP Adjustments			U.S. GAAP
				Share- Based
			Leases	Compensation	Other
Revenues		43,633	—	—	—	43,633
Cost of revenues	1,2	24,943	38	(1,267)	—	23,714
Cost of revenues - write-down of inventories and amortization of assets recognized in business combination and technology		4,639	—	—	—	4,639
Total cost of revenues		29,582	38	(1,267)	—	28,353
Gross profit		14,051	(38)	1,267	—	15,280
Operating expenses
Research and development expenses	1,2,3	75,763	526	(4,716)	219	71,792
Sales and marketing expenses	1,2	38,833	258	(2,052)	—	37,039
General and administrative expenses	1,2	28,865	48	6,686	—	35,599
Other expenses (income), net		1,592	—	—	—	1,592
Impairment losses		40,523	—	—	—	40,523
Total Operating expenses		185,576	832	(82)	219	186,545
Operating loss		(171,525)	(870)	1,349	(219)	(171,265)
Finance income	1,4	22,965	826	—	(3,284)	20,507
Finance expenses	1,3	(16,680)	334	—	217	(16,129)
Gain (loss) on investment in marketable equity securities		(62,791)	—	—	—	(62,791)
Loss before taxes on income		(228,031)	290	1,349	(3,286)	(229,678)
Taxes expenses		(264)	—	—	—	(264)
Net loss		(228,295)	290	1,349	(3,286)	(229,942)
Loss attributable to non-controlling interests		(872)	—	—	—	(872)
Loss attributable to owners of the Company		(227,423)	290	1,349	(3,286)	(229,070)
Net Loss per share
Basic and diluted loss per share		(0.88)		(0.01)		(0.89)
Weighted average shares outstanding, basic and diluted		257,794	—	—	—	257,794
Net loss		(228,295)	290	1,349	(3,286)	(229,942)
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations		(844)	—	—	—	(844)
Remeasurement of pension and postretirement benefit plan, net of tax		2,508	—	—	—	2,508
Total other comprehensive income (loss) for the year		1,664	—	—	—	1,664
Total comprehensive loss for the year		(226,631)	290	1,349	(3,286)	(228,278)
Comprehensive loss attributable to non-controlling interests		(892)	—	—	—	(892)
Comprehensive loss attributable to owners of the Company		(225,739)	290	1,349	(3,286)	(227,386)

Notes to the main adjustments made in order to comply with U.S. GAAP:

1.	Operating lease right of use assets:

Under IFRS, we recognized depreciation expenses of operating lease right of use assets and interest expenses on lease liabilities. Under U.S. GAAP we recognized a single lease cost, calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis.

2.	Share-Based Compensation

Under IFRS, we recognized certain awards with graded vesting, for which only vesting condition is services as a separate share-based payment arrangement. However, under U.S. GAAP for this kind of awards with graded vesting schedules, the Company elects the straight-line recognition method for the entire award.

3.	Government Grants

Under IFRS, we recognized a liability according to their fair value on the date of the grant’s receipt. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss.

However, under U.S. GAAP, these grants are recognized at the time the Company is entitled to such grants based on the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development.

4.	Warrants exercisable into shares:

Under IFRS, we recognized certain warrants and pre-funded warrants as a liability due to the cashless exercise mechanism. Changes in the fair value of warrants which were classified as liability from commitment date to each reporting date were recorded as financial income (expense) in our statement of operations and comprehensive loss. Under U.S. GAAP, we recognized certain warrants and pre-funded warrants as part of the shareholders equity.

C. Research and development

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “ A. Operating Results — Research and Development Expenses.”

D. Trend Information

The trends impacting us are described elsewhere in our annual report on Form 20F, including in Items 4.B. and 5.B, and the financial statements included in this Form 6-K. As noted therein, since the change in our management at the end of 2024, we have shifted our efforts away from growth through acquisition to increasing profitability in our current operations. Efforts to increase profitability in our current operations is a challenging process. We are reviewing every product group and individual product to determine if it aligns with our longer-term objectives. This review is very complex, involving multiple criteria and many members of our management team, and depends on anticipating future trends and/or building products that meet future needs. However, our expectations may not be accurate or effective, and ultimately we may not achieve the results that we intend and our efforts to achieve profitability may not be successful.

Additionally, a particular element of this process may be the determination from time to time that the focus on our revised strategy will require us to close or divest certain product groups or specific products, including those product groups or specific products developed and manufactured by the companies which we have recently acquired. Such closures or divestments can result in material disruptions to our business, employees, customers, and partners, which may have a material adverse effect on our operations and financial condition, and which may also not achieve the results intended in the longer term.

E. Critical Accounting Estimates

We describe our material accounting policies and estimates in Note 2 to our annual consolidated financial statements contained elsewhere in this annual report. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our consolidated financial statements in accordance with U.S. GAAP.

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in the financial statements. On a periodic basis, we evaluate our estimates, including those related to share-based compensation. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. For more information, please see Note 2 to our annual consolidated financial statements contained elsewhere in this annual report.

Other financial and operating data:

	Year Ended	Year Ended
	December 31,	December 31,
(In thousands of U.S. dollars)	2023	2024
EBITDA (loss)	(100,945)	(139,392)
Adjusted EBITDA (loss)	(105,317)	(63,593)

EBITDA is a non-GAAP measure and is defined as earnings before interest income, income tax, depreciation and amortization. We believe that EBITDA, as described above, should be useful in evaluating the performance of our business. EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-GAAP measure and is defined as earnings before other financial income, income tax, depreciation and amortization, share-based payments, impairment loss, Desktop Metal and Markforged transaction related expenses and other non-GAAP income, which consists of exceeded compensation for damaged inventory and fixed assets. Other financial expenses (income), net include exchange rate differences as well as finance expenses for revaluation of assets and liabilities. We believe that Adjusted EBITDA, as described above, should also be useful in evaluating the performance of our business. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting other financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payment expenses, impairment loss and other non-GAAP income, and Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share-based payments.

EBITDA and Adjusted EBITDA can be useful in evaluating our performance by eliminating the effect of financing and non-cash expenses such as stock-based compensation, however, we may incur such expenses in the future which could impact future results. In addition, other companies, including companies in our industry, may calculate non-GAAP metrics differently or not at all, which may reduce the usefulness of this measure as a tool for comparison.

The following is a reconciliation of net loss to EBITDA and Adjusted EBITDA:

	For the	For the
	Year Ended	Year Ended
	December 31,	December 31,
(In thousands of U.S. dollars)	2023	2024
Net loss	(57,075)	(99,858)
Tax expenses	62	397
Depreciation and amortization	1,972	2,642
Interest income	(45,904)	(42,573)
EBITDA (loss)	(100,945)	(139,392)
Finance (income) expenses from revaluation of assets and liabilities	(23,133)	52,344
Exchange rate differences	(1,722)	485
Share-based payments expenses	22,110	15,721
Desktop Metal and Markforged transaction related expenses	—	6,452
Other non-GAAP income	(1,627)	(486)
Impairment loss	—	1,283
Adjusted EBITDA (loss)	(105,317)	(63,593)